Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2019 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2019 were approved by the Board of Directors and signed on its behalf on November 13, 2019.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Notes	2019	2018	2019	2018
Revenue		19,953	16,647	52,393	50,904
Less: Royalties		(999)	(834)	(2,682)	(2,549)
Production costs	6	(9,410)	(9,948)	(26,750)	(29,255)
Depreciation		(1,059)	(1,019)	(3,159)	(2,887)
Gross profit		8,485	4,846	19,802	16,213
Other income	7	5	1,683	2,043	4,784
Other expenses		(173)	(20)	(482)	(20)
Administrative expenses	8	(1,246)	(1,423)	(3,951)	(4,625)
Profit on sale of subsidiary	9	-	-	5,409	-
Equity-settled share-based expense		-	-	-	(14)
Cash-settled share-based expense	10	(36)	(113)	(406)	(450)
Net foreign exchange gain/(loss)	11	3,345	(275)	28,270	(115)
Gold hedge expense	12	-	(360)	(324)	(360)
Operating profit		10,380	4,338	50,361	15,413
Finance income		30	10	80	28
Finance cost		(46)	(107)	(116)	(170)
Profit before tax		10,364	4,241	50,325	15,271
Tax expense		(1,858)	(1,204)	(3,154)	(5,101)
Profit for the period		8,506	3,037	47,171	10,170
Other comprehensive income
Items that are or may be classified to profit or loss
Exchange differences on translation of foreign operations		(353)	(69)	(353)	(509)
Reclassification of accumulated exchange differences on the sale of subsidiary	9	-	-	(2,109)	-
Total comprehensive income for the period		8,153	2,968	44,709	9,661

The accompanying notes on page 7 to 22 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income (continued)

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Notes	2019	2018	2019	2018
Profit attributable to:
Owners of the Company		7,007	2,224	39,628	7,982
Non-controlling interests		1,499	813	7,543	2,188
Profit for the period		8,506	3,037	47,171	10,170
Total comprehensive income attributable to:
Owners of the Company		6,654	2,155	37,166	7,473
Non-controlling interests		1,499	813	7,543	2,188
Total comprehensive income for the period		8,153	2,968	44,709	9,661

Earnings per share
Basic earnings per share ($)		0.61	0.20	3.60	0.74
Diluted earnings per share ($)		0.61	0.20	3.60	0.74

The accompanying notes on page 7 to 22 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited		September 30,	December 31,
As at	Notes	2019	2018
Assets
Property, plant and equipment	13	109,179	97,427
Deferred tax asset		76	98
Total non-current assets		109,255	97,525

Inventories	14	10,238	9,427
Prepayments		1,773	866
Trade and other receivables	15	7,936	6,392
Cash and cash equivalents		8,026	11,187
		27,973	27,872
Assets held for sale		-	296
Total current assets		27,973	28,168
Total assets		137,228	125,693

Equity and liabilities
Share capital		56,065	55,102
Reserves		140,328	142,790
Retained loss		(90,020)	(127,429)
Equity attributable to shareholders		106,373	70,463
Non-controlling interests		15,604	8,345
Total equity		121,977	78,808

Liabilities
Provisions		3,324	3,309
Deferred tax liability		822	23,328
Long-term portion of term loan facility		424	5,960
Cash-settled share-based payments	10	322	2,090
Total non-current liabilities		4,892	34,687

Trade and other payables		8,013	10,051
Income tax payable		2,346	1,538
		10,359	11,589
Liabilities associated with assets held for sale		-	609
Total current liabilities		10,359	12,198
Total liabilities		15,251	46,885
Total equity and liabilities		137,228	125,693

The accompanying notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited	Share Capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity

Balance at December 31, 2017	55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Dividend paid	-	-	-	-	(1,456)	(1,456)	(305)	(1,761)
Equity-settled share-based expense	-	-	-	14	-	14	-	14
Total comprehensive income:
Profit for the period	-	-	-	-	5,758	5,758	1,375	7,133
Other comprehensive income for the period	-	(440)	-	-	-	(440)	-	(440)
Balance at September 30, 2018	55,102	(6,325)	132,591	16,760	(130,985)	67,143	7,014	74,157
Balance at December 31, 2018	55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividend paid	-	-	-	-	(2,219)	(2,219)	(284)	(2,503)
Shares issued	963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the period	-	-	-	-	39,628	39,628	7,543	47,171
Other comprehensive income for the period	-	(2,462)	-	-	-	(2,462)	-	(2,462)
Balance at September 30, 2019	56,065	(9,023)	132,591	16,760	(90,020)	106,373	15,604	121,977

The accompanying notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

 (in thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2019	2018	2019	2018

Cash generated from operating activities	16	4,886	7,013	14,003	15,446
Net interest		(33)	(105)	(129)	(187)
Tax paid		-	(149)	(608)	(2,671)
Net cash from operating activities		4,853	6,759	13,266	12,588

Cash flows from investing activities
Acquisition of property, plant and equipment		(5,583)	(5,234)	(14,909)	(16,010)
Proceeds from disposal of subsidiary		-	-	1,000	-
Net cash used in investing activities		(5,583)	(5,234)	(13,909)	(16,010)

Cash flows from financing activities
Dividend paid		(883)	(584)	(2,503)	(2,345)
Repayments of term-loan facility		-	(375)	-	(1,125)
Net cash used in financing activities		(883)	(959)	(2,503)	(3,470)

Net decrease in cash and cash equivalents		(1,613)	566	(3,146)	(6,892)
Effect of exchange rate fluctuations on cash held		1,764	22	(15)	32
Net cash and cash equivalents at beginning of period		7,875	5,308	11,187	12,756
Net cash and cash equivalents at end of period		8,026	5,896	8,026	5,896

The accompanying notes on pages 7 to 22 are an integral part of these condensed consolidated interim financial statements.

6

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the 9 months ended September 30, 2019 comprise the Company and its subsidiaries (the “Group”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2	Basis for preparation

i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2018.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	derivative financial instruments measured at fair value; and
•	equity-settled share-based payment arrangements measured at fair value on grant date.

iii)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to the RTGS$ currency and the effect thereof on the statement of profit or loss and other comprehensive income.

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

7

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2018. In addition, the accounting policies have been applied consistently by the Group entities.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra-Group and now the loans and most of the interest thereon is payable to the Company.

8

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket Mine. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,466 as at June 30, 2018 and the purchase of their 15% shareholding in Blanket Mine, increasing the Company’s total shareholding in Blanket Mine to 64%. The Company will continue to consolidate Blanket Mine in the consolidated financial statements after the transaction becomes effective.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket Mine.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At September 30, 2019 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

9

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

Balance of facilitation loan #

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	September 30, 2019	Dec 31, 2018
NIEEF	16%	3.2%	12.8%	11,877	11,876
Fremiro	15%	3.0%	12.0%	11,461	11,466
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,640	7,644
	51%	16.2%	24.8%	30,978	30,986

The balance on the facilitation loans is reconciled as follows:

	2019	2018

Balance at January 1,	30,986	31,052
Dividends used to repay loans	(1,081)	(1,698)
Interest accrued	1,073	1,636
Balance at September 30,	30,978	30,990

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

10

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2019	2018
Balance at January 1,	2,053	2,606
Dividends used to repay advance dividends	(350)	(550)
Interest accrued	72	133
Balance at September 30,	1,775	2,189

6	Production costs

	2019	2018
Salaries and wages	10,639	10,504
Consumable materials	9,499	8,760
Electricity costs	4,600	6,892
Site restoration	-	35
Safety and evaluation	592	748
Cash-settled share-based expense (note 10 (a))	73	59
On mine administration	1,347	2,257
	26,750	29,255

7	Other income

	2019	2018
Government grant – Gold sale export incentive	866	4,651
Government grant – Enhanced gold price	1,064	-
Other	113	133
	2,043	4,784

Government grant – Gold sale export incentive

From May 2016 the Reserve Bank of Zimbabwe (“RBZ”) announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers. On January 1, 2018 the ECI decreased from 3,5% to 2,5% and on February 1, 2018, increased to 10%. Cash receipts of the ECI were received in Blanket’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Government grants – Gold support price

Blanket is contractually entitled to receive the London bullion market association gold price which is fixed in the afternoon of the day after the bullion delivered by Blanket to Fidelity Printers and Refiners (Pvt) Ltd (“Fidelity”) has been assayed (“LBMA price”). In terms of the contract with Fidelity, 55% of Blanket’s proceeds are received as US dollars and the remainder is received as RTGS$. The amount of RTGS$ to be received is calculated at the mid-price of the RTGS$/US dollar interbank exchange rate. From March 6, 2019 it became apparent that Blanket’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing LBMA price. On May 12, 2019 the Company received confirmation from Fidelity of this arrangement, called the “gold support price”, which was implemented to incentivize gold producers to increase gold production. The gold support price has not been increased as the LMBA price has subsequently increased above $1,368.58 per ounce and accordingly there was no income in respect of the gold support price in the quarter ended September 30, 2019. All government grants were fully received at the date of issue of these financial statements and are included in the calculation of taxable income.

11

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

8	Administrative expenses

	2019	2018
Investor relations and corporate development	324	576
Audit fee	185	170
Advisory services fees	253	421
Listing fees	214	357
Directors fees Company	170	169
Directors fees Blanket	17	39
Employee costs	2,064	2,083
Other office administration costs	506	423
Travel costs	201	265
Eersteling administration costs	17	122
	3,951	4,625

9	Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which will be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met, ZAR13.9 million ($1 million) was received as payment towards the purchase price and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals.

Details of the disposal are as follows:

Carrying amounts of net assets over which control was lost:	2019
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (at January 31, 2019)	1,953
Total consideration	2,953
12

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

9	Sale of subsidiary (continued)

2019
Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value of consideration receivable (at January 31, 2019)	2,953
Profit on sale of subsidiary	5,409

10	Cash-settled share-based payment expense

The Group has expensed the following cash-settled share-based payment arrangements for the period ended September 30:

	Note	2019	2018

Restricted Share Units and Performance Units	10 (a)	376	328
Caledonia Mining South Africa employee incentive scheme	10 (b)	30	122
		406	450

(a)	Restricted Share Units and Performance Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PUs were granted and approved by the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan, on date of settlement.

PUs have a service condition and a performance period of three years. The performance condition is based on key business metrics and includes production cost, gold production and, in most cases, central shaft depth targets. The number of PUs that vest will be the PUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada rate immediately preceding the dividend payment. PUs have rights to dividends only after the PUs have vested.

On January 11, 2019, March 23, 2019 and June 8, 2019 an aggregate of 87,364 RSUs and 306,920 PUs vested. These RSUs and PUs were settled by a cash payment of $1,280 and by the issue of 159,888 shares to the value of $963.

The fair value of the RSU liability, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PU liability, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date the PU performance multiplier was estimated at between 93-100% when calculating the liability. The liability as at September 30, 2019 amounted to $249 (December 31, 2018: $2,043). Included in the liability as at September 30, 2019 is an amount of $73 (September 30, 2018: $59) that was expensed and classified as production costs; refer to note 6.

13

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

10	Cash-settled share-based payments (continued)

(a)	Restricted Share units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on September 30:

	2019		2018
	RSUs	PUs	RSUs	PUs
Fair value (USD)	5.31	5.08	$6.79	$6.59
Share price (USD)	5.31	5.31	$6.79	$6.79
Performance multiplier percentage	-	100%	-	86%

  Share units granted:

	RSUs	PUs	RSUs	PUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2018	4,443	17,774	4,443	17,774
Grant January 11, 2019	-	95,741	-	-
Grant March 23, 2019	-	28,286	-	-
Grant June 8, 2019	-	14,672	-	-
RSU dividend reinvestments	11,144	-	9,853	-
Settlements	(87,308)	(306,920)	-	-
Total awards at September 30	5,006	156,473	91,023	324,694

(b)	Caledonia Mining South Africa employee incentive scheme

During July 2017 and August 2018, Caledonia Mining South Africa Proprietary Limited granted 37,330 and 5,918 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30, each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.65 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $73 (December 31, 2018: $47) and the expense amounted to $30 (September 30, 2018: $122) for the quarter ended September 30, 2019. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the quarter ended September 30, 2019.

	2019	2018
	Awards
Grant - July 2017 (3 year term)	37,330	37,330
Grant - August 2018 (3 year term)	5,918	5,918
Grant – August 2019 (3 year term)	9,034	-
Awards paid out or cancelled	(32,633)	(12,447)
Total awards outstanding September 30	19,649	30,801

Estimated awards expected to vest at September 30	100%	100%

14

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

11	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US dollar and traded at 15.09 RTGS$ to 1 US dollar as at September 30, 2019. On June 24, 2019 the Government issued S.I. 142 which stated “ Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe ”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US dollar, on the statement of profit or loss and other comprehensive income. Post quarter end the RTGS$ continued to weaken against the US dollar. Since preparing the second quarter’s financial statements, it was assumed that liabilities due to the government are denominated in RTGS$, whilst in preparing the first quarter’s financial statements these obligations were assumed to be denominated in US dollars.

	2019	2018

Unrealised Foreign exchange gain	31,318	(121)
Realised foreign exchange gain/(loss)	(3,048)	6
Net foreign exchange gain/(loss)	28,270	(115)

12	Gold hedge

On January 10, 2019, the Company entered into a hedge in respect of 4,500 ounces of gold per month from February to June 2019. The hedge protected the Company if the gold price fell below $1,250 per ounce and was entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket’s capital investment plan, rather than as a speculative investment. The total cost of the derivative contract amounted to $324 (2018: $360).

15

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

13	Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2018	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions*	-	18,719	-	899	202	95	19,915
Impairments	-	(60)	-	(529)	(216)	(17)	(822)
Assets held for sale	(140)	(74)	-	-	-	-	(214)
Reallocations between asset classes	1,068	(5,525)	-	4,457	-	-	-
Foreign exchange movement	(23)	(49)	-	(33)	(6)	(5)	(116)
Balance at December 31, 2018	10,339	74,509	6,967	32,675	923	2,402	127,815
Additions*	19	14,074	135	565	193	64	15,050
Impairments	-	-	-	(144)	-	-	(144)
Reallocations between asset classes	-	(1,006)	-	1,006	-	-	-
Foreign exchange movement	-	-	-	-	19	-	19
Balance at September 30, 2019	10,358	87,577	7,102	34,102	1,135	2,466	142,740

* Included in additions is an amount of $14,188 (December 31, 2018: $19,323) relating to capital work in progress (“CWIP”) and contains $140 (December 31, 2018: $61) of borrowing costs capitalised from the term loan. As at quarter end $76,631 of CWIP was included in the closing balance (December 31, 2018: $62,624).

16

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

13	Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2018	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation for the year	775	649	-	2,404	99	144	4,071
Impairments	-	-	-	(429)	(170)	(15)	(614)
Foreign exchange movement	-	-	-	-	(41)	(2)	(43)
Balance at December 31, 2018	4,411	5,821	-	17,357	649	2,150	30,388
Depreciation	667	330	-	1,922	135	105	3,159
Foreign exchange movement	-	-	-	-	14	-	14
Balance at September 30, 2019	5,078	6,151	-	19,279	798	2,255	33,561
Carrying amounts
At December 31, 2018	5,928	68,688	6,967	15,318	274	252	97,427
At September 30, 2019	5,280	81,426	7,102	14,823	337	211	109,179

17

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

14	Inventories

		December 31,
	2019	2018

Consumable stores	10,238	9,210
Gold in progress	-	217
	10,238	9,427

15	Trade and other receivables

		December 31,
	2019	2018

Bullion sales receivable	3,988	2,695
VAT receivables	1,831	2,743
Deferred consideration for the sale of subsidiary	1,953	-
Deposits for stores and equipment and other receivables	164	954
Trade and other receivables – short-term portion	7,936	6,392

18

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

16	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2019	2018

Operating profit	50,361	15,413
Adjustments for:
Unrealised foreign exchange (gain)/loss	(31,318)	121
Cash-settled share-based expense (note 10)	406	450
Cash-settled share-based expense included in production costs (note 6)	73	59
Unrealised margin call	-	90
Settlement of cash-settled share-based payments	(1,280)	-
Equity-settled share-based expense	-	14
Depreciation	3,159	2,887
Disposals and scrappings	-	9
Impairment of property, plant and equipment	144	-
Profit on sale of subsidiary (note 9)	(5,409)	-
Site restoration	-	15
Cash generated by operations before working capital changes	16,136	19,058
Inventories	(854)	(511)
Prepayments	(1,271)	(422)
Trade and other receivables	(1,583)	(1,560)
Trade and other payables	1,575	(1,119)
Cash generated from operating activities	14,003	15,446

19

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

17	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises CHZ and its subsidiaries. The South Africa geographical segment comprises the sales made and services rendered by Caledonia Mining South Africa Proprietary Limited to Blanket. The Company and Greenstone Management Services Holdings Limited (a subsidiary in the UK) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at September 30, 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	52,393	10,367	(10,045)	(322)	52,393
Royalty	(2,682)	-		-	(2,682)
Production costs	(26,696)	(9,204)	9,150	-	(26,750)
Management fee	(1,744)	1,744	-	-	-
Depreciation	(3,345)	(77)	263	-	(3,159)
Other income	2,040	3	-	-	2,043
Other expenses	(397)	(85)	-	-	(482)
Administrative expenses	(87)	(1,433)	-	(2,431)	(3,951)
Foreign exchange gain/(loss)	28,399	(147)	-	18	28,270
Cash-settled share-based expense	(165)	(95)	-	(146)	(406)
Net finance costs	(77)	32	-	9	(36)
Profit with the sale of Eersteling	-	-	-	5,409	5,409
Margin call on gold hedge	-	-	-	(324)	(324)
Profit before tax	47,639	1,105	(632)	2,213	50,325
Tax expense	(2,823)	(334)	43	(40)	(3,154)
Profit for the period	44,816	771	(589)	2,173	47,171

20

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

17	Operating Segments (continued)

As at September 30, 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets and liabilities

Current (excluding intercompany)	20,858	4,126	(83)	3,072	27,973
Non-current (excluding intercompany)	111,096	362	(2,203)	-	109,255
Expenditure on property, plant and equipment (note 13)	15,885	10	(845)	-	15,050
Intercompany balances	-	7,370	(49,796)	42,426	-

Geographic segment liabilities
Current (excluding intercompany)	(8,168)	(1,858)	-	(333)	(10,359)
Non-current (excluding intercompany)	(4,660)	(74)	90	(248)	(4,892)
Intercompany balances	(1,580)	(32,793)	49,796	(15,423)	-

Geographic segment profit as at September 30, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	50,904	10,296	(10,296)	-	50,904
Royalty	(2,549)	-	-	-	(2,549)
Production costs	(29,208)	(9,503)	9,456	-	(29,255)
Management fee	(990)	990	-	-	-
Depreciation	(3,107)	(26)	246	-	(2,887)
Other income	4,682	3	-	79	4,764
Administrative expenses	(39)	(2,033)	-	(2,553)	(4,625)
Foreign exchange (loss)/gain	(56)	(322)	-	263	(115)
Margin call on hedge	-	-	-	(360)	(360)
Cash-settled share-based expense	(122)	(178)	-	(150)	(450)
Equity-settled share-based expense	-	-	-	(14)	(14)
Net finance costs	(170)	14	-	14	(142)
Profit before tax	19,345	(759)	(594)	(2,721)	15,271
Tax expense	(5,625)	439	85	-	(5,101)
Profit for the period	13,720	(320)	(509)	(2,721)	10,170

21

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

17	Operating Segments (continued)

As at December 31, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments eliminations	Corporate and other reconciling amounts	Total
Geographic segment assets and liabilities

Current (excluding intercompany)	21,552	2,134	(60)	2,562	26,188
Non-current (excluding intercompany)	96,476	390	(1,611)	40	95,295
Intercompany balances	-	7,697	(60,157)	52,460	-
Expenditure on property, plant and equipment (note 13)	16,794	55	(781)	-	16,068

Geographic segment liabilities
Current (excluding intercompany)	(14,799)	(987)	-	(251)	(16,037)
Non-current (excluding intercompany)	(26,635)	(739)	354	(2,169)	(29,189)
Intercompany balances	(2,432)	(32,861)	60,157	(24,864)	-

Major customer

Revenues from Fidelity amounted to $52,393 (2018: $50,904) for the period ended September 30, 2019.

22

Additional Information

DIRECTORS AND OFFICERS at November 13, 2019

BOARD OF DIRECTORS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board
Non-executive Director
Florida, United States of America

S. R. Curtis (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)
Non-executive Director Connecticut, United States of America

J. Holtzhausen (1) (2) (4) (5) (6) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa

M. Learmonth (5) (7)
Chief Financial Officer Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)
Non-executive Director
Bishops Stortford, United Kingdom

Nick Clarke (4) (6) (7)
Non-executive Director
East Molesey, United Kingdom

OFFICERS
S. R. Curtis (5) (6) (7) Chief Executive Officer
Johannesburg, South Africa

D. Roets (5) (6) (7)
Chief Operating Officer Johannesburg, South Africa

M. Learmonth (5) (7)
Chief Financial Officer Jersey, Channel Islands

M. Mason (5) (7)
VP Corporate Development and Investor Relations London, England

A. Chester (5)
General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

Board Committees
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee (7) Strategic Planning Committee

23

Additional Information

CORPORATE DIRECTORY as at November 13, 2019

CORPORATE OFFICES
Jersey – Head and Registered Office
Caledonia Mining Corporation Plc
3rd Floor
Weighbridge House
St Helier
Jersey JE2 3NF

South Africa
Caledonia Mining South Africa Proprietary Limited
P.O. Box 4628
Weltevreden park
South Africa

Zimbabwe
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277
Causeway, Harare
Zimbabwe

Capitalisation (November 13, 2019)
Issued: 10,763,041
Authorised:	Unlimited
Shares, Warrants and Options Issued:
Shares:	10,763,041
Options:	38,000

SHARE TRADING SYMBOLS
NYSE American - Symbol "CMCL"
AIM - Symbol “CMCL”
Toronto Stock Exchange - Symbol “CAL”

BANKERS
Barclays
13 Library Place
St Helier, Jersey
SOLICITORS
Mourant Ozannes (Jersey)
22 Grenville Street
St Helier
Jersey
Channel Islands

Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4 Canada

Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
London WC2A 1AP
United Kingdom

Dorsey & Whitney LLP (US)
TD Canada Trust Tower
Brookfield Place
161 Bay Street
Suite 4310
Toronto, Ontario
M5J 2S1 Canada

AUDITORS
BDO South Africa Incorporated
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Tel: +27(0)105907200

REGISTRAR & TRANSFER AGENT
Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel: +1 416 263 9483

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